OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

               ANCHOR FUNDING SERVICES, INC.
(Name of Issuer)

            Common Stock
     (Title of Class of Securities)

             032904 10 4
(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         May 26, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement [  ].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032904	Schedule 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marc Malaga
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)

3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 783,169
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 783,169
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 783,169
12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/
63,161 Preferred Shares convertible into 315,805 shares which are to be purchased through private transactions, which transactions have yet to close.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% - Common* [3.8% voting capital stock)**
14	TYPE OF REPORTING PERSON* IN

*     Based upon 12,940,378 common shares outstanding as reported in the Registrant’s Form 10-Q for the quarter ended March 31, 2009.

**           Based upon 12,940,378 common shares outstanding and 1,314,369 preferred shares outstanding, with the voting rights of 5.7877 shares or a total of 7,607,173 voting shares.

CUSIP No. 032904	Schedule 13D	Page 3 of 4 Pages

Item 1.                      Security and Issuer

This statement relates to the Common Stock of Anchor Funding Services, Inc. (the “Issuer”).  The Issuer’s executive office is located at 10801 Johnston Road, Suite 210, Charlotte, NC 28226.

Item 2.                 Identity and Background

(a)	Marc Malaga

(b)         6434 Via Rosa, Boca Raton, FL 33433

(c)	Consultant.

(d)           Not applicable.

(e)	Not applicable.

(f)	USA

Item 3.                 Source and Amount of Funds or Other Consideration

Personal Funds.

CUSIP No. 032904	Schedule 13D	Page 4 of 4 Pages

Item 4.                 Purpose of Transactions

(a)	- (j) Not applicable.

The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions required to be described in item 4 of Schedule 13D. The Reporting Person may at any time review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.	Interest in Securities of the Issuer

(a) - (b) As of May 31, 2009, the Issuer has outstanding 12,940,378 shares of Common Stock and 1,314,369 shares of Series 1 Preferred Stock with the voting rights of 7,607,173 common shares. Of the foregoing shares of Common Stock, the reporting person beneficially owns 783,169 shares of Common Stock as of May 31, 2009, representing 6.0% of the outstanding Common Stock, and 3.8% of the voting capital stock. The reporting person has the sole power to dispose and vote of 783,169 shares of Common Stock owned by him. In May 2009, the reporting person entered into agreements to acquire an aggregate of 63,161 share of Preferred Stock in four private transactions. While these agreements have been executed, the transactions have not closed. After closing, the reporting person would own 63,161 Preferred Shares convertible into 315,805 shares of Common Stock (excluding accrued and undeclared dividends). Accordingly, after closing of these transactions, the reporting person would have the beneficial right to vote and dispose a total of 1,098,974 shares of Common Stock, representing approximately 8.3% of the outstanding shares with voting rights equal to 5.3% of the outstanding voting stock.

(c)  In the past 60 days, Mr. Malaga has purchased 783,169 shares of the Company’s Common Stock at prices ranging from $.60 to $1.10 per share. In May 2009, the reporting person entered into agreements to acquire an aggregate of 63,161 share of Preferred Stock in four private transactions at approximately $4.54 per Preferred Share (equal to approximately $.91 per Common Share). While these agreements have been executed, the transactions have not closed.

(d) - (e)  Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Not Applicable

Item 7.	Materials to be filed as Exhibits

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 2009

Signature By: /s/ Marc Malaga
                     Marc Malaga